Nebula Acquisition Corporation

480 Pacific Avenue, Suite 200

San Francisco, CA 94133

November 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nebula Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted October 31, 2017

CIK No. 0001720353

Dear Ms. Nguyen:

Nebula Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 27, 2017 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 31, 2017. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Proposed Business, page 3

Business Strategy, page 3

2.	We note the disclosure that you believe the “experience and track record” of your management team, with the support of True Wind Capital, will enable you to successfully identify and execute an initial business combination. Additionally, disclosure on page 5 indicates that True Wind Capital has completed “control-stake” investments in three technology companies to date. Please clarify whether your management team has identified initial business combinations involving special purpose acquisition companies.

We have revised the disclosure on pages 6, 45 and 82 of the Registration Statement to indicate that “Our officers and directors have not had management experience with special purpose acquisition corporations in the past. “

Loan Lauren P. Nguyen,

Legal Branch Chief

November 29, 2017

Business Strategy, page 3

3.	You state that you intend to identify and acquire a business within the technology and technology-enabled services sectors with an overall transaction value "between $500 million and $2.5 billion." Please expand your disclosure to clarify that if you consummate a business combination in accordance with your intended criteria, additional consideration may be required to supplement the estimated net proceeds from this offering and discuss alternative financing methods you will consider in order to complete such transaction. We note your disclosure on page 55 that you believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow you to complete your initial business combination.

For the Staff’s information, it is common for SPACs to use common equity to fund a material portion of the purchase price of such entity’s initial business combination. Therefore, we believe that the statement relating to the proceeds of this offering being sufficient to consummate a business combination is consistent with the statement that we intend to acquire one or more businesses with an aggregate enterprise value between $500 million and $2.5 billion. In addition, in the risk factor entitled “We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination,” we state that “If the net proceeds of this offering and the sale of the private placement warrants prove to be insufficient … we may be required to seek additional financing or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all.” In addition, we have added the following disclosure on pages 3 and 79 of the Registration Statement: “To the extent the purchase price for any acquisition to be paid in cash exceeds the net proceeds available to us, we may issue debt or equity to consummate the acquisition. Such additional financing may come in the form of bank financings or preferred equity, common equity or debt offerings or a combination of the foregoing.”

Market Opportunity, page 4

4.	Please provide support for the industry statistics you include in this section and in the corresponding section on page 80.

In response to the Staff’s comment, we will provide all such support under separate cover.

The Offering, page 9

5.	We note that you have 27 months, including the three month extension period, within which to complete the initial business combination and that the extension period is applicable only if the Company has executed a letter of intent for a business combination within 24 months from the closing of this offering. Please disclose whether you may seek to amend your amended and restated certificate of incorporation to extend the date by which you must consummate a business combination should you require time beyond the 27 months. We note your risk factor disclosure on page 54 which provides that you may amend your amended and restated certificate of incorporation or other governing instruments in a manner that will make it easier for you to complete your initial business combination.

We respectfully draw the Staff’s attention to the following disclosure on page 24 and elsewhere in the Registration Statement which indicates that, while we may amend our amended and restated certificate of incorporation as the Staff suggests, it will only be in conjunction with an offer to our public stockholders to redeem their shares of Class A common stock upon approval of any such amendment.

Loan Lauren P. Nguyen,

Legal Branch Chief

November 29, 2017

“Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months (or 27 months, as applicable) from the closing of this offering, unless we provide our public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and working capital amounts released to us), divided by the number of then outstanding public shares.”

Permitted Purchases of Public Shares by our Affiliates, page 19

6.	Please disclose here and on page 98, if true, that there is no limit on the number of public shares your initial stockholders, directors, officers, advisors or their affiliates may purchase.

We have revised the disclosure per the Staff’s request.

Risk Factors, page 31

7.	We note your disclosure on page 134 that there are no tax authorities that directly address instruments similar to the units that you are issuing in this offering, as well as your disclosure on page 137 that tax consequences of a cashless exercise of warrants are "not clear under current tax law." Please add a risk factor that describes the material tax uncertainties that investors will encounter as a result of investing in the offering.

We have added a risk factor on page 60 of the Registration Statement per the Staff’s request and conformed the disclosure on page 135 of the Registration Statement.

NASDAQ may delist our securities from trading on its exchange, page 35

8.	Please revise the heading of the risk factor and related disclosure to clarify that your securities have not yet been approved for listing on NASDAQ. Please also confirm that you will revise your registration statement to reflect applicable changes to your disclosure if your application is not approved.

We have revised the heading of the risk factor as requested by the Staff. We supplementally inform the Staff that in the event our application to have our securities listed on NASDAQ is not approved, we will not proceed with this offering.

Loan Lauren P. Nguyen,

Legal Branch Chief

November 29, 2017

Description of Securities, page 119

9.	Please briefly describe the factors that the underwriters will consider in determining whether to allow earlier separate trading of Class A common stock and warrants comprising the units.

We have revised the disclosure per the Staff’s request.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Adam H. Clammer
Adam H. Clammer, Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Freshfields Bruckhaus Deringer US LLP